

December 20, 2024

Colin Yee
Chief Financial Officer
Riot Platforms, Inc.
3855 Ambrosia Street, Suite 301
Castle Rock, CO 80109

> **Re: Riot Platforms, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2024**
> **Response dated November 1, 2024**
> **File No. 001-33675**

Dear Colin Yee:

We have reviewed your November 1, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 3, 2024 letter.

Form 10-Q for Fiscal Quarter Ended September 30, 2024

General

1. We note your response to prior comment 1 and added risk factor disclosure at pages 49 – 50 of your September 30, 2024 Form 10-Q addressing the potential uncertainties under applicable insolvency laws with respect to the holding of crypto assets in custodial accounts, including the consequent risk that your custodially-held Bitcoin could be considered property of your custodian's estate in the event of bankruptcy of your custodian and the material impact and risks to shareholders related thereto. In light of your added risk factor disclosure, please revise to balance and/or reconcile your proposed disclosure in the "Business – Industry Trends" section of your Form 10-K that your custodian holds your Bitcoin in segregated trust accounts solely for Riot's benefit and that your "Bitcoin held in such trust accounts are *therefore not at*

risk of such custodian's creditors or subject to inclusion in the bankruptcy estate of such custodian (emphasis added), if such custodian were ever to petition for bankruptcy protection or otherwise be declared insolvent." See Appendix "B" to your response letter dated July 2, 2024.

2.   We reviewed your response to prior comment 15 and revised disclosures in response thereto. Please revise future filings to address the following points:

- We note your disclosure in the fifth paragraph on page 35 of your September 30, 2024 Form 10-Q regarding the NYDIG Custodial Agreement. Please expand your future disclosure regarding this agreement to disclose the term and termination provisions thereof. Additionally, noting your disclosure that this agreement contains certain *mutual indemnification* provisions, please revise future filings to explain your related indemnification obligations thereunder, including the material terms of your obligation to indemnify NYDIG in this regard.

- Refer to your revised disclosure on page 50 of your September 30, 2024 Form 10-Q in the risk factor headed, "Our limited rights of legal recourse and our lack of insurance protection over our Bitcoin...." We note you have removed your disclosure that "we require our custodian to maintain insurance policies against cyber-attacks and other unauthorized intrusion events which may target our Bitcoin, ... Such protections are imperfect, however, ... and our custodied Bitcoin may be lost, as a result," appearing on page 41 of your June 30, 2024 Form 10-Q. Please revise future filings to reinstate this disclosure or advise otherwise. Also please describe in future filings your custodian's insurance coverage in greater detail, including how the total value of insurance coverage that would compensate you in the event of Bitcoin losses compares to the total value of Bitcoin held by your custodian, as opposed to stating that the "magnitude of such loss *may exceed* (emphasis added) the amount of insurance coverage for our Bitcoin," as previously disclosed in your June 30, 2024 Form 10-Q.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Bitcoin Mining, page 35

3.   We note your response to prior comment 7 and the revised disclosures at pages 37 – 38 of your September 30, 2024 Form 10-Q. Please expand your disclosure in future filings to disclose the gross purchase price of your mining equipment and clarify whether, and if so, how, such equipment acquisition costs factor into your breakeven analysis.

 Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or David Lin at 202-551-3552 with any other questions.

 Sincerely,

 Division of Corporation Finance
 Office of Crypto Assets